UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-31368

SANOFI

(Exact name of registrant as specified in its charter)

174, avenue de France

75013 Paris, France

Tel. No.: +33-1-53-77-43-03

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing one quarter of a Participating Share Series A, par value €70.89 per share (removed from listing and registration on the New York Stock Exchange effective July 31, 1995)

(Title of each class of securities covered by this Form)

Title of each class:	Name of each exchange on which registered, as applicable:
American Depositary Shares, each representing one half of one ordinary share, par value €2 per share	New York Stock Exchange

Ordinary shares, par value €2 per share	New York Stock Exchange (for listing purposes only)

Floating Rate Notes due 2012 Floating Rate Notes due 2013 Floating Rate Notes due 2014 1.625% Notes due 2014 2.625% Notes due 2016 4.000% Notes due 2021 1.200% Notes due 2014	n/a

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 12h-3(b)(2)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

ADRs, (each representing one quarter of a Participating Share Series A), par value €70.89:    7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Sanofi has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 16, 2011

SANOFI

By:	/s/ John Felitti
Name:	John Felitti
Title:	Associate Vice President, Corporate, Financial and Securities Law

2